
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐   Form C: Offering Statement

☐   Form C-U: Progress Update

☐   Form C/A: Amendment to Offering Statement

     ☐   Check box if Amendment is material and investors must reconfirm within five business days.

☑   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of Issuer:

Good Beverage LLC

Legal status of Issuer:

     Form:

     Limited liability company

     Jurisdiction of Incorporation/Organization:

     Illinois

     Date of Organization:

     February 21, 2019

Physical Address of Issuer:

619 South Bruner Street, Hinsdale, IL, 60521, United States

Website of Issuer:

https://livingheywell.com

Current Number of Employees:

2

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$500,080	$396,360
Cash & Cash Equivalents	$12,367	$145,695
Accounts Receivable	$134,493	$60,201
Short-term Debt	$25,853	$76,729
Long-term Debt	$1,129,320	$972,300
Revenues/Sales	$846,912	$374,262
Cost of Goods Sold *	$550,216	$370,328
Taxes Paid	$0	$0
Net Income	($147,684)	($245,589)

* Cost of goods sold is represented as cost of revenue in the Statement of Operations presented in the Company's accompanying financial statements.

April 29, 2023

Good Beverage LLC



Good Beverage LLC d/b/a Heywell ("**Heywell,**" the "**Company,**" "**we,**" "**us**", or "**our**") is providing the information contained in this Form C-AR solely for the purpose of furnishing certain information about the Company as required under Regulation CF and by the Securities and Exchange Commission.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://livingheywell.com/.

The Company completed its offering via Crowdfunding on February 1, 2023. This is the Company's first annual report.

The Company must continue to comply with the ongoing reporting requirements until:

    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

TABLE OF CONTENTS

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Good Beverage LLC (d/b/a Heywell) is an Illinois LLC, formed on February 21, 2019.

The Company is located at 619 South Bruner Street, Hinsdale, IL, 60521, United States.

The Company's website is https://livingheywell.com/.

The Company conducts business in the United States and sells Heywell both through B2B and retail establishments and through B2C channels throughout the United States.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2023 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company raised in the Offering may not be enough to sustain the Company s current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, market conditions, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers 'expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company s success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers 'or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Good Beverage LLC d/b/a Heywell has developed, produces and markets a line of function-forward sparkling waters made to meet the demands of modern life. The Company uses adaptogens, antioxidants, herbs, minerals and organic caffeine to support energy, immunity, focus, hydration and to help manage stress.

The Company conducts business in the United States and sells Heywell both through B2B and retail establishments and through B2C channels throughout the United States.

Business Plan

The Company has created a flexible brand platform meant to meet consumers 'emerging and sustaining functional needs. Functional food and beverage is still a new category, and many brands have over-narrowed on one key ingredient (i.e. CBD) or function (only calm OR natural energy) which we believe can prohibit longevity.

By focusing on occasion- and wellness-accessibility first, the Company has the ability to leverage the platform to extend into new occasions, ingredients, and form innovation beyond beverage. Consumers give the Company permission to solve multiple occasions—indicated by the relatively equal sales performance across skus—and the Company will become known for providing delicious, occasion-based solutions for modern life.

Heywell sells to retail and omni channel establishments and will use this raise to build distribution momentum, scalable production, team capabilities and brand awareness.

The Company's Products and/or Services

Product / Service	Description	Current Market
Heywell energy+ immunity sparkling grapefruit	Made to give you energy and support immunity. Sparkling grapefruit is tart and refreshing. Only 15 calories and 1 gram sugar, it's made with a mix of adaptogens, antioxidants and organic caffeine. It's perfect for when you want a little extra energy, immunity and to help manage stress.	Natural, Specialty and Chain retailers across the US
Heywell energy + focus sparkling strawberry lemon	Made to give you energy and focus. Sparkling strawberry lemon is a nice balance of tart and sweet. Only 10 calories and 1 gram sugar, it's made with a mix of adaptogens, antioxidants and organic caffeine. It's great for when you want a little extra energy and focus and to help manage stress.	Natural, Specialty and Chain retailers across the US
Heywell calm + hydrate sparkling lime	Made to help you hydrate, support immunity and feel calm. Sparkling lime is sweet, tart and refreshing and made with antioxidants, adaptogens and potassium, magnesium and pink Himalayan sea salt. Only 10 calories and 0 sugar, it's great for any time of day, but especially after a workout.	Natural, Specialty and Chain retailers across the US

Heywell calm + restore sparkling blackberry ginger:	Made to help you feel calm and restored. Sparkling blackberry ginger is a nice balance of sweet and subtle spice. Only 15 calories and 2 grams sugar, it's made with a mix of adaptogens, antioxidants and herbs like lemon balm. It's a perfect way to wind down without making you tired.	Natural, Specialty and Chain retailers across the US
Heywell energy + uplift sparkling orange mango:	Made to help brighten your mood and give you energy. Sparkling orange mango is a nice balance of sweet and tart. Low in sugar and calories, it's made with a mix of adaptogens, antioxidants and herbs like lemon balm. It's a perfect way to start your day.	Natural, Specialty and Chain retailers across the US

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers 'private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Heywell is sold to consumers through retail and B2C platforms. 70% of the Company's business is currently through retail, while 30% is currently through e-commerce and food service. Management expects this to remain constant.

Supply Chain

The Company obtains its raw materials through a third party provider which allows the benefits of scale and minimizes supply chain disruption. Raw materials and ingredients essential to our business are purchased locally and worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources to ensure supply chain security.

Intellectual Property

The company has trademarks for its logo [heywell] and slogan [wellness made simple].

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is unaware of any threatened or actual litigation against it.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

DIRECTORS AND OFFICERS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Britt Dougherty	Founder, COO 2019 inception to date	As COO Britt is responsible for operations, logistics and marketing. Prior to joining the Company full time in 2019, Britt served as Vice President, Marketing - Insights and Engagement with MillerCoors since 2009. In this role, Britt lead a team of 57 marketers responsible for nearly a half a billion in marketing investment and 10 marketing functions including media, precision marketing, sports and entertainment, brand experience, insights, design, licensing, futuring, incubation and agency operations for the entire MillerCoors portfolio. Britt partnered with brand and innovation leads to define brand positioning and strategy, identify innovation white spaces and new products and then define and execute modern, omni-channel connection plans on behalf of brands. She was responsible for marketing strategy and capability transformation.	BA • North Central College • 2000 Associates Degree • The Cooking and Hospitality Institute of Chicago • Applied Sciences Culinary Arts • 2003
Ashley Selman	Founder, CEO 2019 inception to date	As CEO Ashley is responsible for finance, sales and marketing. Prior to joining the Company full time in 2019, Ashley served as Vice President, Brand Marketing with MillerCoors since 2002. Ashley spent 17 years growing in successive marketing roles at MillerCoors. In her role as Vice President Brand Marketing she led portfolio and brand strategy for a $1B portfolio, pioneered new products and innovations and oversaw global brand partnerships, including Sol Cerveza. Among her accomplishments, she turned around the economy portfolio of brands and led the Blue Moon Brewing Company business to become the #1 craft brand in the U.S. along with building the brand's first standalone brewery in Denver.	BA • Washington University in St. Louis • 1993

8

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

The following is a discussion of certain rights the outstanding securities related to the Company's capitalization, including a brief discussion of: (a) the voting rights, (b) anti-dilution rights, (c) how the securities sold in reliance on Regulation CF may be limited or diluted by such class of security, and (d) additional material rights, in each case, of such class of security.

Equity

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

Type	Membership Interests
Amount Outstanding	100%
Voting Rights	Members will vote in accordance with their ownership percentages
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more interests which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Face Value	$242,150
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$7,500,000 Valuation Cap
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).*	1.7%

* [Describe assumptions….]

Type	Convertible Notes
Face Value	$952,300
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	5% interest per annum, 20% discount; $200,000 of these notes are a $3,000,000 valuation cap and the balance of $752,300 are at a $5,000,000 valuation cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of Convertible Promissory Notes assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the convertible notes were to convert upon a Qualified Financing where the shares in such Qualified Financing, immediately prior to the filing of this Form C, the percentage ownership of the Company by the holder of the convertible notes would be approximately 18%. The conversion includes both principal and accrued interest on such notes.

Type	Warrants to Purchase Equity Interest
Face Value	$50,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The $50,000 bears simple interest at 6%. Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase Equity Interests of the Company at a pre-determined price with a Valuation Cap of $5,000,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Equity Interests at a later date. The availability of any Equity Interests issued pursuant to the exercise of such additional Warrants would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of Warrants assuming exercise of the Warrants and conversion with the Convertible Notes prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Warrants were exercised and converted along with the convertible notes, upon a Qualified Financing where the shares in such Qualified Financing, immediately prior to the filing of this Form C, the percentage ownership of the Company by the holder of the Warrants would be approximately .8%.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Founder Loan
Creditor	Britt Dougherty
Amount Outstanding	$20,000
Interest Rate and Amortization Schedule	2.72%
Description of Collateral	None
Maturity Date	October 8, 2020
Date Entered Into	October 9, 2019

Type	Founder Loan
Creditor	Ashley Selman
Amount Outstanding	$20,000
Interest Rate and Amortization Schedule	2.72%
Description of Collateral	None
Maturity Date	October 8, 2020
Date Entered Into	October 9, 2019

Type	Credit Card
Creditor	Chase
Amount Outstanding	$51,419
Interest Rate	16.24%
Description of Collateral	None
Other Material Terms	Paid monthly
Maturity Date	Expires 11/2023

Type	Kickfurther Consignment
Creditor	Ouiby Inc. d/b/a Kickfurther
Amount Outstanding	$98,548.80
Payment Schedule	The Company pays a $400/month membership to be a part of the program. The Company will start to pay 60 days after 10,056 units are produced. The Company will pay 6 payments $16,424.80 a month until the obligation is fulfilled.
Description of Collateral	Consignment Inventory for Kickfurther Agreement
Other Material Terms	Consignment Arrangement
Maturity Date	September 8, 2023 – January 21, 2024
Date Entered Into	March 21, 2023

Type	Commercial Loan and Security Agreement
Creditor	Kanmon Inc
Amount Outstanding	$16,459.00
Interest Rate and Amortization Schedule	17.5%
Description of Collateral	All right, title and interest in the following property of Borrower wherever located: (a) all personal property of Borrower, including, all accounts, chattel paper, documents, equipment, general intangibles, instruments, inventory (as those terms are defined in Article 9 of the California Commercial Code (the "CCC"); and (b) all proceeds with respect to the foregoing.
Other Material Terms	Personal Guaranty by Brittnye Dougherty
Maturity Date	October 26, 2023
Date Entered Into	October 26, 2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting Equity Securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Britt Dougherty	4,500 Units	45%
Ashley Selman	5,500 Units	55%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of February 28, 2023 the Company had an aggregate of $_70,720_____ in cash and cash equivalents, leaving the Company with approximately __5.5___ months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

In January of 2023, the Company completed an offering pursuant to Regulation CF and raised $100,000.00

In February of 2023, the Company completed an offering pursuant to Regulation CF and raised $142,150.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

In January of 2023, the Company completed an offering pursuant to Regulation CF and raised $100,000.00

In February of 2023, the Company completed an offering pursuant to Regulation CF and raised $142,150.

The Company's financial condition has not materially changed since December 31, 2022, except as provided herein and in the ordinary course of business.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as **Exhibit A**.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes	$952,300	23	Product Development, Business Development	October 31, 2019 to January 18, 2022	Section 4(a)(2), Regulation D, 506(b)
Warrants	$50,000	1	Product Development, Business Development	May 4, 2022	Section 4(a)(2)
Crowd SAFE	$242,150	76	Manufacturing, Growing Distribution, New Hire Personnel, Marketing and Sales Support	January 1, 2023 and February 1, 2023	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Ashley Selman
_____
(Signature)

Ashley Selman
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ashley Selman
_____
(Signature)

Ashley Selman
_____
(Name)

Co-Manager
_____
(Title)

April 28, 2023
_____
(Date)

/s/ Brittnye Dougherty
_____
(Signature)

Brittnye Dougherty
_____
(Name)

Co-Manager
_____
(Title)

April 28, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Ashley Selman, being the Co-Manager of Good Beverage LLC, hereby certify as of the date of this Form C-AR that the financial statements of Good Beverage LLC included in this Form are true and complete in all material respects.

/s/ Ashley Selman
(Signature)

Ashley Selman
(Name)

Co-Manager
(Title)

April 28, 2023
(Date)

EXHIBIT A

Financial Statements

Good Beverage LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Accounts Receivable (5387)	9,652.40
Chase Holding (7137)	701.81
Chase Operating (6388)	2,012.94
Total Bank Accounts	**$12,367.15**
Accounts Receivable	
Accounts Receivable (A/R)	132,601.80
Amazon Receivable	1,891.06
Total Accounts Receivable	**$134,492.86**
Other Current Assets	
Finished Goods Inventory	0.00
Finished Goods Inventory - Blackberry Ginger	12,909.65
Finished Goods Inventory - Grapefruit	10,218.37
Finished Goods Inventory - Lime	10,155.09
Finished Goods Inventory - Orange Mango	8,071.09
Finished Goods Inventory - Strawberry Lemon	17,022.19
Pod Receivable	10,420.94
Prepaid Expense	0.00
Prepaid Inventory	68,649.40
Prepaid Travel	0.00
Raw Materials	51,973.14
Shopify Receivable	42,731.38
Undeposited Funds	240.00
Total Other Current Assets	**$232,391.25**
Total Current Assets	**$379,251.26**
Other Assets	
Accumulated Amortization	-34,278.00
Capitalized Slotting Fees	21,480.00
Slotting Fee Accum. Amortization	-12,020.00
Startup/Organizational Costs	143,486.99
Total Other Assets	**$118,668.99**
TOTAL ASSETS	**$497,920.25**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**

Good Beverage LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Credit Cards	
Chase CC (0548)	-25,624.12
Chase CC (3211)	4,226.78
Total Chase CC (0548)	**-21,397.34**
Chase CC (2592)	34,567.46
Chase CC (8118)	118.41
Total Chase CC (2592)	**34,685.87**
Total Credit Cards	**$13,288.53**
Other Current Liabilities	
Expense Accrual	9,068.00
Sales Tax Payable	1,496.03
SBA Loan Payable	2,000.00
Total Other Current Liabilities	**$12,564.03**
Total Current Liabilities	**$25,852.56**
Long-Term Liabilities	
Convertible Notes	
Accrued Interest on Notes	15,770.00
Convertible Notes - DOUGLAS M. SELMAN & CATHRYN L. RODD	300,000.00
Convertible Notes - ANTHONY D CHIMINO	100,000.00
Convertible Notes - Bridget Lee Douglas	9,300.00
Convertible Notes - CHRISTINE M JAGHER & BRADLEY D LIVERMORE	50,000.00
Convertible Notes - Craig L Smith	10,000.00
Convertible Notes - ELIZABETH SMITH TOD	100,000.00
Convertible Notes - Jacqueline S. Woodward 1999 Trust	10,000.00
Convertible Notes - JUSTIN T DIVENANZO & LAUREN J DULLES	8,000.00
Convertible Notes - Michael Dougherty and Nancy Dougherty	25,000.00
Convertible Notes - NANCY TRATTNER	50,000.00
Convertible Notes - PATRICIA L. DOUGHERTY	25,000.00
Convertible Notes - Scott Coligan	10,000.00
Convertible Notes - STEPHEN D. SELMAN 2012 TRUST	140,000.00
Convertible Notes - Sybilla Masters Fund L.P.	50,000.00
Convertible Notes - Theodore F Pereira	100,000.00
Convertible Notes - WILLIAM L DOUGHERTY & PATTI L	25,000.00
Total Convertible Notes	**1,028,070.00**
Kanmon Loan	23,544.83
Loan - Ashley Selman	20,000.00
Loan - Britt Dougherty	20,000.00
Loan - Fedwire	37,705.00
Total Long-Term Liabilities	**$1,129,319.83**
Total Liabilities	**$1,155,172.39**

Good Beverage LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Equity	
Opening Balance Equity	0.00
Owner's Investment	
Ashley Selman	-116,948.00
Britt Dougherty	-155,610.70
Total Owner's Investment	**-272,558.70**
Owner's Pay & Personal Expenses	-300.00
Retained Earnings	-240,647.49
Net Income	-143,745.95
Total Equity	**$ -657,252.14**
TOTAL LIABILITIES AND EQUITY	**$497,920.25**

Good Beverage LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Grant Revenue	20,000.00
Sales	862,587.04
Sales Allowance / Discounts	-34,868.49
Terms Discount	-806.37
Total Income	**$846,912.18**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Cost of Goods Sold - DMC's	410,557.17
Packaging - COGS	150.00
Shipping	4,086.76
Freight In	13,910.86
Freight Out	33,825.74
Freight Out - ECommerce	20,611.18
Pick and Pack Fees	9,954.70
Total Freight Out - ECommerce	**30,565.88**
Total Freight Out	**64,391.62**
Total Shipping	**82,389.24**
Warehousing - COGS	51,020.85
Total Cost of Goods Sold	**$544,117.26**
GROSS PROFIT	**$302,794.92**
Expenses	
Advertising & Marketing	9,652.56
Brand Design	6,511.57
Internet Advertising	12,469.44
Marketing Consulting	357.46
Photography/Props	7,149.38
Promotional	500.00
Public Relations	27,037.47
Trade Show / Event	6,675.00
Total Advertising & Marketing	**70,352.88**
Amazon Fees	25,648.18
Bank Charges & Fees	5,608.07
Contractors	3,000.00
Credit Card Rewards	-261.40
Donations	805.84
Guaranteed Payment	71,500.00
Insurance	7,038.00
Interest Expense	841.37
Legal & Professional Services	21,166.00

Good Beverage LLC

Profit and Loss
January - December 2022

	TOTAL
Meals & Entertainment	3,133.30
Membership Dues	348.00
Office Supplies & Software	8,113.81
Pod Commissions	43,823.79
Printed Materials / Photography	973.80
QuickBooks Payments Fees	121.01
Research & Development	8,000.00
Sales Broker Fees & Commissions	52,137.28
Sales Intern	1,600.00
Salespeople/Demos	2,414.27
Selling Expenses	44,967.45
SG&A Consulting	6,000.00
Shipping Supplies	2,295.93
Shipping, Freight & Delivery	20,416.73
Slotting Fees	15,650.00
Taxes & Licenses	393.34
Transaction Fees	394.00
Travel	9,526.88
Website Hosting	1,015.00
Total Expenses	**$427,023.53**
NET OPERATING INCOME	**$ -124,228.61**
Other Income	
Interest Income	0.12
Total Other Income	**$0.12**
Other Expenses	
Amortization	9,566.00
Interest Paid	811.46
Slotting Fee Amortization	9,140.00
Total Other Expenses	**$19,517.46**
NET OTHER INCOME	**$ -19,517.34**
NET INCOME	**$ -143,745.95**